						Exhibit 12.1

Lowe's Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Six Months Ended		Fiscal Years Ended On
	August 2,	August 3,	February 1,	February 3,	January 28,	January 29,	January 30,
	2013	2012	2013	2012	2011	2010	2009

Earnings:
Earnings Before Income Taxes	$2,375	$2,047	$3,137	$2,906	$3,228	$2,825	$3,506
Fixed Charges	299	302	605	524	486	468	479
Capitalized Interest 1	4	4	6	-	(4)	(19)	(36)
Adjusted Earnings	$2,678	$2,353	$3,748	$3,430	$3,710	$3,274	$3,949

Fixed Charges:
Interest Expense 2	$229	$231	$463	$385	$352	$331	$346
Rental Expense 3	70	71	142	139	134	137	133
Total Fixed Charges	$299	$302	$605	$524	$486	$468	$479

Ratio of Earnings to Fixed Charges	9.0	7.8	6.2	6.5	7.6	7.0	8.2

1 Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

2 Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

3 The portion of rental expense that is representative of the interest factor in these rentals.